

October 18, 2019

Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

      Re: PTC Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 1, 2019
          File No. 001-35969

Dear Ms. Hill:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences